Exhibit 12.1

to Registration Statement

Hancock Holding Company

Ratio of Earnings to Fixed Charges

(Dollars in Thousands, Except Ratios)

	As of December 31,
	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges, excluding interest on deposits	13.95x	10.99x	9.32x	5.93x	6.23x
Ratio of earnings to fixed charges, including interest on deposits	6.78x	5.72x	4.50x	2.27x	1.73x

Income before taxes	$242,187	$215,866	$197,355	$94,823	$61,911
Fixed charges excluding interest on deposits	18,696	21,604	23,708	19,247	11,842

Income for computation excluding interest on deposits	$260,883	$237,470	$221,063	$114,070	$73,753

Interest on borrowings	$14,896	$17,304	$18,941	$15,280	$9,442
One-third of rent expense	3,800	4,300	4,767	3,967	2,400

Total fixed charges excluding interest on deposits	$18,696	$21,604	$23,708	$19,247	$11,842

Ratio of earnings to fixed charges, excluding interest on deposits	13.95x	10.99x	9.32x	5.93x	6.23x

Income before taxes	$242,187	$215,866	$197,355	$94,823	$61,911
Fixed charges including interest on deposits	41,919	45,779	56,449	74,938	84,745

Income for computation including interest on deposits	$284,106	$261,645	$253,804	$169,761	$146,656

Interest on deposits	$23,223	$24,175	$32,741	$55,691	$72,903
Interest on borrowings	14,896	17,304	18,941	15,280	9,442
One-third of rent expense	3,800	4,300	4,767	3,967	2,400

Total fixed charges including interest on deposits	$41,919	$45,779	$56,449	$74,938	$84,745

Ratio of earnings to fixed charges, including interest on deposits	6.78x	5.72x	4.50x	2.27x	1.73x